Teva Reports Positive Top-Line Results from Phase III Trials Evaluating Fluticasone
Propionate/Salmeterol and Fluticasone Propionate Multidose Dry Powder Inhalers (MDPIs) in Patients
with Asthma

Studies demonstrate greater efficacy with lower doses delivered via multidose dry-powder inhaler
(MDPI) compared to placebo

Results showcase Teva’s expanding respiratory R&D capabilities and support advancement of core, breath-actuated MDPI platform

JERUSALEM, November 19, 2015 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced positive top-line results from three Phase III clinical studies designed to evaluate the efficacy and safety of fluticasone propionate/salmeterol, a combination inhaled corticosteroid (ICS) and long-acting beta agonist (LABA) delivered via a multidose dry powder inhaler (MDPI) and fluticasone propionate, an ICS monotherapy delivered via a MDPI in adolescent and adult patients with asthma. Top-line data showed that the studies met their primary endpoints. Importantly, the studies also showed similar overall safety profiles as compared to therapies in the corresponding drug classes.

“These data support Teva’s commitment to further optimize the treatment of respiratory disease through the development of devices and therapies that help address the needs of patients and physicians,” said Tushar Shah, MD, Senior Vice President, Teva Global Respiratory Research and Development. “With this dual development program we have demonstrated clinically significant levels of effectiveness, by delivering combination and monotherapy at lower doses utilizing our core, breath-actuated, MDPI platform.”

Fluticasone propionate/salmeterol MDPI demonstrated, in the double-blind studies, clinically relevant and greater benefit at all doses (50/12.5, 100/12.5, and 200/12.5 mcg BID nominal delivered doses) versus placebo and versus respective monotherapy (fluticasone propionate) in the improvement of lung function as measured by the change from baseline in trough Forced Expiratory Volume in one second (FEV1) at the 12-week trial period and standardized baseline-adjusted area under the effect curve FEV1 from time 0 to 12 hours post dose at Week 12. This initial set of results shows the adverse event profile of fluticasone propionate/salmeterol MDPI was comparable to fluticasone propionate monotherapy and placebo.

Fluticasone propionate MDPI also demonstrated clinically relevant and greater benefit at all doses (50, 100, and 200 mcg BID nominal delivered doses) versus placebo in the improvement of lung function, in the double-blind studies. The initial set of results shows the adverse event profile of fluticasone propionate MDPI was comparable to placebo.

The majority of adverse events were mild to moderate in severity. There were no drug-related deaths across any of the trials. Further analyses of additional efficacy and safety data are ongoing. Full results will be submitted for presentation at future scientific meetings and for publication in peer reviewed journals.

“We have made significant progress in furthering our respiratory pipeline with a focus on a complete asthma management system utilizing our breath-actuated MDPI platform,” said Michael Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer at Teva. “We have successfully developed and launched products that utilize our breath-actuated MDPI platform in select markets around the world. These data support the broadening of our portfolio in using this technology to develop and deliver additional respiratory therapeutic options.”

Regulatory submissions for both fluticasone propionate/salmeterol MDPI and fluticasone propionate MDPI in the U.S. are planned for 2016.

About The Studies

Study FSS-AS-301 was a Phase III, 12-week, global, multicenter, randomized, double-blind, placebo-controlled, efficacy and safety study of fluticasone propionate multidose dry powder inhaler (MDPI) compared with fluticasone propionate/salmeterol multidose dry powder inhaler (MDPI) in 1363 adolescent and adult patients with persistent asthma symptomatic despite low-dose or mid-dose inhaled corticosteroid therapy. Its primary objective was to evaluate the efficacy of fluticasone propionate MDPI (at two doses: 50 mcg BID or 100 mcg BID) and fluticasone propionate/salmeterol MDPI (at two doses: 50/12.5 mcg BID or 100/12.5 mcg BID) when administered over a 12-week period in patients 12 years of age and older with persistent asthma. For further details on the study, please visit: https://www.clinicaltrials.gov/ct2/show/NCT02139644

Study FSS-AS-30017 was a Phase III, 12-week, global, multicenter, randomized, double-blind, placebo-controlled, efficacy and safety study of fluticasone propionate multidose dry powder inhaler (MDPI) compared with fluticasone propionate/salmeterol multidose dry powder inhaler (MDPI) in 1661 adolescent and adult patients with persistent asthma symptomatic despite inhaled corticosteroid therapy. Its primary objective was to evaluate the efficacy of fluticasone propionate MDPI (at two doses: 100 mcg BID or 200 mcg BID) and fluticasone propionate salmeterol MDPI (at two doses: 100/12.5 mcg BID or 200/12.5 mcg BID) when administered over a 12-week period in patients 12 years of age and older with persistent asthma. For further details on the study, please visit: https://www.clinicaltrials.gov/ct2/show/NCT02141854

Study FSS-AS-305 was a Phase III, 26-week, multicenter, open-label study to assess the long-term safety of fluticasone propionate multidose dry powder inhaler (MDPI) and fluticasone salmeterol/propionate multidose dry powder inhaler (MDPI) in 1087 adolescent and adult patients with persistent asthma. Its primary objective was to evaluate the long-term safety of fluticasone propionate inhalation powder (at two doses: 100 mcg BID or 200 mcg BID) and fluticasone propionate/salmeterol inhalation powder (at two doses: 100/12.5 mcg BID or 200/12.5 mcg BID) when administered with the Teva multidose dry powder inhaler (MDPI) device as compared to corresponding reference products over a 26-week period in patients 12 years of age and older with persistent asthma. For further details on the study, please visit: https://www.clinicaltrials.gov/ct2/show/NCT02175771

About Teva Respiratory

Teva Respiratory develops and delivers high-quality treatment options for respiratory conditions, including asthma, COPD and allergic rhinitis. The Teva Respiratory portfolio is centered on optimizing respiratory treatment for patients and healthcare providers through the development of novel delivery systems and therapies that help address unmet needs. The company’s respiratory pipeline and clinical trial program are based on drug molecules delivered in proprietary dry powder formulations and breath-actuated device technologies, as well as a targeted biologic treatment for inadequately controlled asthma. Through research and clinical development, Teva Respiratory continually works to expand, strengthen and build upon its treatment portfolio to positively impact the lives of the millions of patients living with respiratory disease.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (including competition from orally-administered alternatives, as well as from generic equivalents such as the recently launched Sandoz product) and our ability to continue to migrate users to our 40 mg/mL version and maintain patients on that version; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities (such as our pending acquisitions of Allergan’s generic business and Rimsa), or to consummate and integrate acquisitions; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission.

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